VANELL, CORP.

Res. San Antonio Bk. 10, Pje. 7 N5

San Antonio Del Monte, Sonsonate,

El Salvador SV-106090030

Tel. 011-503-79511698

E-mail: vanellcorp@gmail.com

March 1, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich

Re: Vanell, Corp.

Registration Statement on Form S-1,

Filed on January 30, 2013

Filing No. 333-186282

Dear Ms. Beth Frohlichstein, Mr. Tom Kluck, Mr. Isaac Esquivel and Ms. Jessica Barberich:

Further to your letter dated February 26, 2013, concerning the deficiencies in Registration Statement on Form S-1 filed on January 30, 2013 we provide the following responses:

General:

1. SEC Comment: It appears that you are registering this transaction as a resale pursuant to Rule 415(a)(1)(i) of Regulation C. Considering the dates the securities were sold to the selling shareholders and the amount of the securities being registered on your registration statement, please provide an analysis explaining your basis for relying on Rule 415(a)(1)(i) and concluding that this transaction is not being conducted by or on behalf of the issuer. Refer to Compliance and Disclosure Interpretation, Securities Act Rules, Question 612.09

Response:  In response to the comment regarding the offering being deemed to be an indirect primary offering by the company through the selling shareholders, the company respectfully submits that the resale offerings of shares of its common stock included in the Registration Statement are appropriately characterized as transactions eligible to be made under Rule 415(a)(1)(i) of Regulation C, and are not primary offerings of the shares to the public.

Rule 415(a)(1)(i) provides that “[s]ecurities may be registered for an offering to be made on a continuous or delayed basis in the future, [p]rovided, [t]hat . . . [t]he registration statement pertains only to . . . [s]ecurities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” The shares of the company’s common stock included in the Registration Statement are being offered or sold solely by shareholders of the company, not by the company, a subsidiary of the company, or a person of which the company is a subsidiary. Moreover, the company will receive none of the proceeds from the sale of any such shares of common stock.

In addition to the question of who receives the proceeds of an offering, the consideration of “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” is required. Securities Act Rule CDI Question 612.09. The company respectfully submits that analysis of these and other factors confirms that the resale offerings of shares of its common stock constitute genuine secondary offerings and not primary offerings, for the following reasons:

Circumstances Under Which the Selling Shareholders Received the Shares. All of the outstanding shares of common stock included in the Registration Statement were purchased from the company for cash in the private placements. Each of the investors in the private placement represented at the time of purchase that the investor was acquiring the outstanding shares included in the Registration Statement for investment purposes and not with a view to distribution in violation of the Securities Act. The fact that the shares were acquired for full consideration and the selling shareholders will have borne the investment risk associated with such securities for a substantial period of time, is consistent with the investors’ representations to the company and the company’s view that the resale offerings of shares of its common stock constitute genuine secondary offerings.

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Relationship of the Selling Shareholders to the Issuer. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of the shares of common stock included in the Registration Statement, and those selling shareholders who sell shares pursuant thereto will do so without collecting a fee, commission or other payment from the company. In addition, none of the selling shareholders’ acquisitions of the outstanding shares covered by the Registration Statement were conditioned on the selling shareholders’ assured ability to resell the underlying shares. Rather, each selling shareholder made an irrevocable commitment at the time of investment to acquire the shares of common stock, and so acquired the securities for their own account. Accordingly, the selling shareholders have solely borne the risk associated with their investment in the common stock issued by the company. These facts illustrate that the resale offerings are secondary in nature.

Length of Time the Selling Shareholders Have Held the Shares. As of March 1, 2013, all of the outstanding shares sold pursuant to the Registration Statement will have been held by the selling shareholders for more than 4 months since the original purchase of such shares from the company, placing the full risk of investing in such shares on the investors over a quite substantial period of time.

Amount of Shares Involved. The company does not believe that the amount of common stock being registered alone warrants recharacterizing valid secondary offerings as primary offerings. The amount of shares being offered is only one of several factors to be considered in evaluating whether, under “all the circumstances,” a purported secondary offering is instead a primary offering. Securities Act Rules CDI Question 612.09. Other facts discussed in this letter, such as various investors’ represented investment intent, circumstances under which the selling shareholders received the shares, the selling shareholders’ holding periods, and the relationship of the selling shareholders to the company, support the appropriate characterization of the offerings as secondary in nature.

Whether Sellers are in the Business of Underwriting Securities.  The company disclosed on page 18 of the Registration Statement  information regarding the selling shareholders, where none of the selling shareholders  1) has had a material relationship with us other than as a shareholder at any time within the past three years; 2) has ever been one of our officers or directors; 3) is a broker-dealer; or a broker-dealer's affiliate. All selling shareholders have advised the company that they purchased the relevant shares of common stock in the ordinary course of business or for investment purposes and not with intent to distribute such shares in violation of the Securities Act.

Whether Under All the Circumstances It Appears That the Sellers Are Acting as a Conduit for the Issuer. The company respectfully submits that the selling shareholders should in no manner be deemed to be acting as its conduit in a distribution of common stock. The company has no commitment, agreement, arrangement or understanding with any selling shareholder regarding a distribution of shares of common stock included in the Registration Statement, nor will the company receive any proceeds from the resale of such shares. To the knowledge of the company, none of the selling shareholders has any agreement or understanding as to the sale of any shares of common stock included in the Registration Statement, nor, to the knowledge of the Company, do such shareholders have an obligation to sell such shares. As of March 1, 2013 all of such shares will have been acquired from the company more than 4 months ago. All of the outstanding shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on the investors over a substantial period of time. The company respectfully submits that given the totality of these facts, the selling shareholders are not acting as conduits for the company and therefore the resale offerings of shares of the company’s common stock constitute genuine secondary offerings and not primary offerings.

2. SEC Comment: We note that throughout your prospectus you refer to your net income since inception of $951. For example, please see the “Risk Factors related to our Business and Industry” section under the risk factor entitled “We lack an operating history and there is no assurance our future operations will result in significant revenues or profitability… on page 7 of your prospectus. Please revise your disclosure throughout your prospectus to clarify that this net income was for the period from inception to December 31, 2012.

Response: In response to this comment we revised our disclosure throughout the registration statement as required.

3. SEC Comment: Please provide us with support for all quantitative and qualitative business and industry data used in this prospectus. For example, we note your disclosure in the “Description of Business” section starting on page 19. Clearly mark the specific language in the supporting materials that support each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover latter indicating that the material should be returned to the registrant upon completion of the staff review process.

Response: In response to this comment we revised our disclosure to provide you with support for all quantitative and qualitative business and industry data used in this prospectus.

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4. SEC Comment: Please supplementary provide us the copies of all written communications, as defined in Rule 405 under Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementary provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3)  of the Securities Act of 1933 added by Section 105(a) of the Jumpstart our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We do not have any written materials or research reports about us that were published or distributed.

Summary, page 5

The Offering, page 6

Termination of the Offering, page 6

 5. SEC Comment: We note your disclosure that “the offering will conclude when…the shares no longer need to be registered to be sold due to the operation of Rule 144.” Please revise your disclosure to explain when the shares would no longer need to be registered to be sold under Rule 144 and whether this registration statement will remain in effect when that occurs.

Response: In response to the comment we revised the disclosure as requested.

Risk Factors related to our Business and Industry, page 7

6. SEC Comment: Please clarify that you have included all material risks in this section and revise your disclosure as appropriate.

Response: In response to this comment we revised our disclosure as appropriate.

7. SEC Comment: Please revise your disclosure to add a risk factor, as applicable, to address the risks relating to the fact that your business is currently dependent on one customer.

Response: In response to this comment the company added a risk factor to address the risks relating to the fact that our business is currently dependent on one customer:

“WE PROVIDE OUR CONSULTING SERVICES TO ONE CUSTOMER. IF THAT CUSTOMER DECREASED, MODIFIED OR TERMINATED ITS RELATIONSHIP WITH US, OUR BUSINESS WOULD LIKELY FAIL IF WE ARE UNABLE TO FIND A SUBSTITUTE FOR THAT CUSTOMER.

We signed the consulting service agreement with Finca La Esmeralda, a private El Salvador company. Our agreement with this company does not prevent it from termination of its relationship with us. If this company decreased, modified or terminated its association with us for any reason, we would suffer an interruption in our business unless and until we found a substitute for that customer. If we were unable to find a substitute for that customer, our business would likely fail. We cannot predict what the likelihood would be of finding an acceptable substitute customer.”

We lack an operating history and there is no assurance our future…, page 7

8. SEC Comment: We note your disclosure that you expect to incur operating losses in the foreseeable future. Please revise your disclosure to discuss your current business plans and the significant expenses that you expect to incur.

Response:  In response to this comment the company revised the disclosure to discuss our current business plans and the significant expenses that we expect to incur.

“WE LACK AN OPERATING HISTORY AND THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN SIGNIFICANT REVENUES OR PROFITABILITY.  IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY, WE MAY SUSPEND OR CEASE OPERATIONS.

We were incorporated on September 7, 2012, and our net income  since inception to December 31, 2012 is $951. We have  little operating history upon which an evaluation of our future success or failure can be made. Based upon current plans, we expect to incur operating losses in the foreseeable future because we will be incurring large expenses consisting mostly of general administrative expenses, business development, marketing costs, support materials and costs associated with being a publicly reporting company and generating small revenues.  Failure to generate significant revenues in the future will cause us to go out of business.”

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The consulting services in commercial cultivation and processing…, page 9

9. SEC Comment: We note your disclosure that your consulting services business “might be affected by general economic decline”. Please revise your disclosure to explain the meaning of “general economic decline” and how it would affect your business.

Response:  In response to this comment the company deleted the risk factor discussing the “general economic decline”.

Because company’s headquarters are located outside of the United States…, page 9

10. SEC Comment:  We note your disclosure that “any judgment obtained in the United States against us may not be enforceable in the United States”. Please explain to us, with a view to disclosure, how judgment in the United States would not be enforceable in the United States.

Response:  In response to this comment the company revised the disclosure as requested:

“BECAUSE COMPANY’S HEADQUARTERS ARE LOCATED OUTSIDE THE UNITED STATES, U.S. INVESTORS MAY EXPERIENCE DIFFICULTIES IN ATTEMPTING TO AFFECT SERVICE OF PROCESS AND TO ENFORCE JUDGMENT BASED UPON U.S. FEDERAL SECURITIES LAWS AGAINST THE COMPANY AND ITS NON U.S. RESIDENT OFFICER AND DIRECTOR.

While we are organized under the laws of State of Nevada, our officer and director is a non-U.S. resident and our headquarters are located outside the United States.  Consequently, it may be difficult for investors to affect service of process in the United States and to enforce in the United States judgments obtained in United States courts based on the civil liability provisions of the United States securities laws.  Since all our assets will be located in El Salvador it may be difficult or impossible for U.S. investors to collect a judgment against us.  As well, any judgment obtained in the United States against us may not be enforceable in the United States., they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. As a result, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws.”

Because our sole director has an interest in a company involved in the same …, page 11

11. SEC Comment: We note your disclosure regarding the conflict of interest that might arise as a result of Mr. Magana, your sole director and officer, being associated with another company that is engaged in business activities similar to you and the fact that “you do not currently have the right of first refusal pertaining to business opportunities that come to management’s attention”. Please explain to us, with a view to disclosure, how this is consistent with Mr. Magana’s fiduciary duties under Nevada state law.

Response:  In response to this comment the company respectfully submits that  the Nevada General Corporation Law provides that corporations may include a provision in their articles of incorporation relieving directors of monetary liability for breach of their fiduciary duty as directors, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of a dividend or unlawful stock purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit. Our articles of incorporation provides that directors are not liable to us or our stockholders for monetary damages for breach of their fiduciary duty as directors to the fullest extent permitted by Nevada law. In addition to the foregoing, our bylaws provide that we may indemnify directors, officers, employees or agents to the fullest extent permitted by law and we have agreed to provide such indemnification to our director. The above provisions in our articles of incorporation and bylaws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duty, even though such an action, if successful, might otherwise have benefited us and our stockholders. However, we believe that the foregoing provisions are necessary to attract and retain qualified persons as directors.

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We have no experience as a public company, page 13

12. SEC Comment: We note your disclosure that you have never operated as a public company. Please revise your disclosure to also address whether your management has any experience in operating a public company.

Response: In response to this comment we revised a risk factor discussing whether our management has any experience in operating a public company:

“We have never operated as a public company.  Mr. Magana our sole director and officer has  no experience managing a public company which is required to establish and maintain disclosure controls and procedures and internal control over financial reporting. As a result, we may not be able to operate successfully as a public company, even if our operations are successful.  We plan to comply with all of the various rules and regulations, which are required of a public company.  However, if we cannot operate successfully as a public company, your investment may be adversely affected.  Our inability to operate as a public company could be the basis of your losing your entire investment in us.”

Selling shareholders, page 14

13. SEC Comment: We note your disclosure that Claudia Morales de Magana is the spouse of your sole officer and director, Mr. Magana, and is selling 20,000 shares in this offering. Due to the relationship between Claudia Morales de Magana and Mr. Magana, Claudia Morales de Magana may be deemed to be beneficially own shares held by Mr. Magana. Lease see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and revise the table on page 15 as needed.

Response: In response to this comment the company reviewed  Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership  Reporting Compliance and Disclosure Interpretation 105.05 and respectfully submits that while Claudia Morales de Magana is the spouse of our sole officer and director, Mr. Francisco Douglas Magana, Mrs. Claudia Morales de Magana is of legal age, has sole and dispositive rights over the disposal of her shares, and is not directly or indirectly influenced or controlled by her spouse, our sole office and director Mr. Magana. We therefore do not believe that beneficial ownership is at issue in this disclosure.

Description of business, page 19

Research and Development Expenditures, page 25

14. SEC Comment: We note your disclosure that you “have not incurred any other research and development expenditures since” your incorporation. Please revise your disclosure to identify and discuss the research and development expenditures that you have incurred.

Response: In response to this comment we deleted “other” from the prospectus, which was a typo.

Government Regulations, page 25

15. SEC Comment: We note that your operations will primarily take place outside of the United States. Please expand your disclosure to specifically discuss the effect of government regulations on operating your business in El Salvador. Also, please add a risk factor addressing the risks associated with operating in a foreign jurisdiction, if material.

Response: In response to this comment we revised the prospectus to clarify that it’s our belief that government regulation will have no material impact on the way we conduct our business:

“We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the construction and operation of any facility in any jurisdiction which we would conduct activities. We believe that government regulation will have no material impact on the way we conduct our business.”

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Market for Common Equity and Related Stock Holder Matters, page 26

Rule 144 Shares, page 26

16. SEC Comment:  Please provide us with a view to disclosure, with your analysis of how 3,000,000 shares held by your affiliates may be sold pursuant to Rule 144 of the Securities Act of 1933.

Response: In response to this comment we respectfully submit our analysis of how 3,000,000 shares held by our  affiliates may be sold pursuant to Rule 144 of the Securities Act of 1933:

“A total of 3,000,000 shares of our common stock are available for resale to the public in accordance with the volume and trading limitations of Rule 144.  Pursuant to Rule 144, a person who has beneficially owned restricted shares of our common stock for at least six months is entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding the sale and (ii) we are subject to the Securities Exchange Act of 1934 periodic reporting requirements for at least three months before the sale.

Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or at any time during the three months preceding the sale, are subject to additional restrictions.  Such person is entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•	1% of the total number of securities of the same class then outstanding, which will equal 38,800 shares as of the date of this prospectus; or

•	the average weekly trading volume of such securities during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case that we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale.

Such sales must also comply with the manner of sale and notice provisions of Rule 144.

As of the date of this prospectus, persons who are our affiliates hold all of the 3,000,000 shares that may be sold pursuant to Rule 144.”

Plan of Operations, page 27

February-June, 2013: Negotiate service agreements with potential customers, page 28

17. SEC Comment:  We note your disclosure that you signed a service agreement with Finca La Esmeralda on November 26, 2013. Please revise your disclosure to properly identify the date on which that service agreement was executed.

Response: In response to this comment we revised the prospectus as requested:

“February-June, 2013: Negotiate service agreements with potential customers.

Initially, our sole officer and director, Mr. Magana, will look for potential customers. On November 26, 2012, we signed a service agreement with Finca La Esmeralda, a private El-Salvadorian company. During February-June, 2013 we plan to contact and start negotiations with other potential customers in El Salvador through our officer and sole director Francisco Magana’s network of friends and business associates in El Salvador.  We will negotiate terms and conditions of collaboration. We will continue to search for new potential customers during the life of our operations. As of January 30, 2013 Finca La Esmeralda is the only El-Salvadorian company with which we have signed service agreement.”

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October, 2013 –February, 2014: Hire Part Time Coffee Growing…, page 29

18. SEC Comment:  We note your disclosure that you expect to incur $30,000 of expenses in connection with your business operations in the next twelve months. However, we note your disclosure on page 7 in the risk factor “If we do not obtain additional financing, our business may fail” that you anticipate needing capital of $7,000 to fund your planned operations for the next twelve-month period. Please revise your disclosure on page 29 to explain why you only require $7,000 of capital.

Response: In response to this comment we revised the prospectus as requested:

“IF WE DO NOT OBTAIN ADDITIONAL FINANCING, OUR BUSINESS MAY FAIL.

While on December 31, 2012, we had cash on hand of $23,663, our current cash reserves are not sufficient to meet our obligations for the next twelve-month period.  We anticipate that the minimum additional capital necessary to fund our planned operations for the 12-month period will be approximately $30,000 and will be needed for general administrative expenses, business development, marketing costs, support materials and costs associated with being a publicly reporting company.  We have generated revenues of $2,400 from operations to date.  In order to expand our business operations, we anticipate that we will have to raise additional funding.  If we are not able to raise the capital necessary to fund our business expansion objectives, we may have to delay the implementation of our business plan.”

Results of Operations for Period Ending December 31, 2012, page 30:

19. SEC Comment: We note your disclosure that you have earned net income of $951 for the period from your inception to December 31, 2012. Please revise your disclosure to also include a discussion of your revenues and expenses during this period. For example, please describe the nature of your revenues, how your revenues were obtained and earned and the nature of your expenses.

Response: In response to this comment we revised the disclosure to also include a discussion of our revenues and expenses during this period:

“Since our inception on September 7, 2012 to December 31, 2012, we have earned net income of $951. Pursuant to the consulting agreement signed with Finca La Esmeralda we recognized our first revenues of $2,400 on December 28, 2012. We incurred operating expenses in the amount of $1,211 for the period from our inception on September 7, 2012 to December 31, 2012.  These operating expenses were comprised $612 for bank charges and $599 for miscellaneous fees.  As of December 31, 2012 we had cash of $23,663 in our bank accounts. However, we anticipate that we will incur substantial losses over the next 12 months.”

20. SEC Comment:  We note your disclosure that you anticipate that you will incur substantial losses over the next twelve-month period. Please revise your disclosure to explain the substantial losses that you expect to incur.

Response: In response to this comment we revised the disclosure to explain the substantial losses that we expect to incur:

“However, we expect to incur substantial business operation costs including but not limited to marketing costs, website development costs, commissions of part time specialist, costs of this offering and costs associated with being a publicly reporting company and therefore we anticipate that we will incur substantial losses over the next 12 months.”

Biographical Information, page 31

21. SEC Comment:  We note your disclosure regarding Mr. Magana’s background and experience. Please revise your disclosure to provide the time frames of and the roles he held during the experiences you have identified. For example, with regard to your disclosure that Mr. Magana opened his own agricultural company FDMag S.A. de C.V. in 2007 please indicate whether Mr. Magana still works for this company and his role at this company. In addition please indicate the period of time during which Mr. Magana worked for various coffee plantations and mills in El Salvador and identify the roles he had at these entities. Please also provide a brief explanation of the nature of responsibility undertaken by Mr. Magana in his prior positions. See Item 401(e)(1) of Regulation S-K.

Response: In response to this comment we revised the disclosure as requested:

“Mr. Magana graduated with a Bachelor of Science in Agriculture from Universidad de El Salvador (University of El Salvador) in 2004. After graduation Mr. Magana has been working for various coffee plantations and mills in El Salvador (Santa Maria coffee farm from September, 2004 to December, 2005 as a farm supervisor and Coffee Mill Ataspasco from January, 2006 to January, 2007 as a mill supervisor), whose businesses were involved in the cultivation, harvesting methods, processing, packaging, storing and marketing of coffee.  In 2007 Mr. Magana opened his own agricultural company FDMag S.A. de C.V. specializing in commercial production of coffee.  As of the date of the prospectus Mr. Magana still works for company FDMag S.A. de C.V as a director. His job responsibilities as a director include forecast, plan and implementation of commercial production of coffee with the focus on achieving high standards for plantation cultivation, safety and productivity, and insurance of the sufficient manpower to meet cultivation goals. Since 2009 and until present in addition to production of coffee Mr. Magana has been providing consulting services to coffee growers in El Salvador and Central America.  Since 2007 FDMag S.A. de C.V. is the only company Mr. Magana has worked for. Mr. Magana intends to devote close to 40% (25 hours /week) of his time to planning and organizing activities of Vanell, Corp.”

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22. SEC Comment:  Please revise your disclosure to identify the specific experiences, qualifications, attributes or skills of Mr. Magana that led to your conclusion that he should be serving as a member of your board. See Item 401(e)(1) of Regulation S-K.

Response: In response to this comment the company revised the disclosure to identify the specific experiences, qualifications, attributes or skills of Mr. Magana that led to our conclusion that he should be serving as a member of our board:

“Mr. Magana’s qualifications to serve on our Board of Directors are primarily based on his nearly five years of experience as a business owner, his business experience and qualifications with FDMag S.A. de C.V., his entrepreneurial desire to start Vanell, Corp. as a new business. Mr. Magana will assist the Company in the prioritization of tasks to accomplish maximum results, timely completion of projects and address organizational problems with innovative solutions. As a Director of FDMag S.A. de C.V, Mr. Magana brings to Vanell, Corp. experience in commercial coffee growing that is at the heart of Vanell’s business plan. Mr. Magana has the background and experience to guide us as we develop our business. Due to Mr. Magana’s experience and background in the commercial coffee growing industry, the shareholders felt Mr. Francisco Douglas Magana should serve as a director of the company.”

Security Ownership of Certain Beneficial Owners and Management, page 34

23. SEC Comment:  We note your disclosure in footnote (1) of the table on page 15 that Claudia Morales de Magana is the spouse of your sole officer and director, Mr. Magana, and that she owns 20,000 shares of your securities. Due to the relationship between Claudia Morales de Magana and Mr. Magana, Mr. Magana may be deemed to beneficially own the shares held by Claudia Morales de Magana. Please see our Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05 and revise the table on page 34 as needed.

Response: In response to this comment the company reviewed  Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership  Reporting Compliance and Disclosure Interpretation 105.05 and respectfully submits that while Claudia Morales de Magana is the spouse of our sole officer and director, Mr. Francisco Douglas Magana, Mrs. Claudia Morales de Magana is of legal age, has sole and dispositive rights over the disposal of her shares, and is not directly or indirectly influenced or controlled by her spouse, our sole office and director Mr. Magana. We therefore do not believe that beneficial ownership is at issue in this disclosure.

Certain Relationships and Related Transactions, page 34

24. SEC Comment:  We note your disclosure in footnote (1) of the table on page 15 that the spouse of your sole officer and director, Mr. Magana, owns 20,000 shares of your securities and is selling these shares in the offering. If applicable, please revise your disclosure regarding relationships and related transactions to discuss the transaction wherein these shares were obtained by the spouse of Mr. Magana and to identify her interest in the offering.

Response: We believe that our disclosure clearly states that Mr. Francisco Magana, our sole director and officer and Claudia Morales de Magana are, in fact, related. Claudia Morales de Magana purchased 20,000 shares of common stock for investment purposes, all of Mrs. Magana’s shares included in the Registration Statement were purchased for full consideration, unconditionally and irrevocably, at the time of their issuance, placing the full risk of investing in such shares on her, not her spouse, our sole officer and director. Claudia Morales de Magana has sole and dispositive rights over the disposal of her shares, and is not directly or indirectly influenced or controlled by her spouse, Mr. Magana.  We therefore do not believe that our disclosure needs to be further revised as requested.

Report of Independent Registered Public Accounting Firm, page 36

25. SEC Comment:  You state on page 5 and throughout the filing that your auditors have issued a going concern opinion. If your auditors have raised a substantial doubt about your ability to continue as a going concern, please revise your filing to include an appropriate audit opinion that includes the going concern qualification.

Response: Our auditors did not issue a going concern opinion. Therefore, in response to this comment the company revised its filing throughout to exclude references to going concern to reflect the audit opinion.

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Note 1, Summary of Significant Accounting Policies, page 41

26. SEC Comment:  Please add a footnote disclosing that there is a substantial doubt as to your ability to continue as a going concern.

Response: Since our auditors did not issue a going concern opinion the requested footnote was not added.

27. SEC Comment:  Considering that operations will primarily take place outside of the United States, please revise your footnotes to address any significant foreign currency matters and related accounting policies, if applicable. Also, tell us if there are any restrictions on transferring cash out of El Salvador and whether your cash is held in USD or another currency.

Response: As of January 1, 2001 El Salvador introduced the U.S. dollar as its official currency. As of the date of this prospectus the U.S. dollar remains El Salvador's official currency. Our cash is held in the USA based bank in USD, therefore we have no restriction on any bank transactions.

“Foreign Currency Translation

The Company's functional currency and its reporting currency is the United States dollar.”

Stock-based Compensation, page 42

28. SEC Comment: Please remove reference to pre-codification accounting standards.

Response: We removed reference to pre-codification accounting standards as requested.

“Stock-Based Compensation

As of December 31, 2012 the Company has not issued any stock-based payments to its employees. Stock-based compensation is accounted for at fair value in accordance with SFAS ASC 718, when applicable. To date, the Company has not adopted a stock option plan and has not granted any stock options.”

Revenue Recognition, page 44

29. SEC Comment: We note that you recorded revenues in the period ended December 31, 2012. Please tell us how this revenue was earned and your basis for recognizing it. Also, expand your disclosure to include a more detailed revenue recognition policy specific to your business.

Response: In response to this comment we expanded our disclosure as requested.

“The Company will recognize revenue in accordance with Accounting Standards Codification No. 605, Revenue recognition ("ASC-605"), ASC-605 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed and determinable; and (4) collectability is reasonably assured. Determination of criteria (3) and (4) are based on management's judgments regarding the fixed nature of the selling prices of the services delivered and the collectability of those amounts. Provisions for discounts and allowances to the customers, and other adjustments are provided for in the same period the related sales are recorded. The Company will defer any revenue for which the service has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the service has been delivered or no refund will be required. The Company earns revenues from providing consulting services to commercial coffee growers.”

Part II. Information Not Required In the Prospectus, page 44

30. SEC Comment: Please revise your disclosure to include all exhibits required by Item 601 of Regulation S-K. For example, please include exhibit regarding your subsidiaries. See Item 601(b)(21) of Regulation S-K.

Response: We have no subsidiaries and therefore no additional exhibits were included.

Please direct any further comments or questions you may have to company at vanellcorp@gmail.com.

Thank you.

Sincerely,

/S/ Francisco Douglas Magana

Francisco Douglas Magana, President

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